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                                                               Exhibit (a)(1)(V)

                             To:        BUSINESS WIRE      AMY LYNCH
                             Fax #:     312-573-0019       Ph. #: 888-292-4446

                            Date:  October 5, 2000

Contact:  Mr. Gregory M. Shepard
          Chairman and President
          American Union Insurance Company
          Phone: (309) 827-5968

AMERICAN UNION INSURANCE COMPANY WILL COMPLY WITH ORDER ISSUED BY INDIANA SECURITIES COMMISSIONER.

American Union Insurance Company, Meridian Insurance Group Acquisition Corporation, Gregory M. Shepard, and Tracy M. Shepard (the "Offerors") will comply with order issued by Indiana Securities Commissioner and, after complying, will continue their tender offer for 50.1% of the shares of Meridian Insurance Group, Inc.

The Indiana Securities Commissioner issued an order stating that the tender offer of Offerors cannot continue until Offerors clarify and supplement certain accounting and financing information. Offerors intend to clarify and supplement the information for the Commissioner, and upon approval by the Commissioner, proceed with their tender offer.

On Thursday, October 5, 2000, Meridian Insurance Group, Inc. issued a press release saying that its Board of Directors has directed management to explore strategic alternatives to enhance shareholder value. Several alternatives were mentioned, including engaging in an affiliation or business combination. Management has been authorized to use an investment banker to assist it in this process. The Board stated, however, that Meridian has no interest in engaging in any transaction with American Union, Gregory Shepard or any of their affiliates.

In response to Meridian's announcement, Mr. Shepard said, "I am glad to see that the Board of Meridian is finally considering doing something to enhance shareholder value. Enhancement of shareholder value was the very reason we began our tender offer, which was not intended to be unfriendly to management."

Mr. Shepard continued, "I do not understand why the Board singled out for specific rejection our offer, which represents a large premium over Meridian's stock price prior to our offer and a large premium over the current price of the stock. If the Board were really interested in shareholder value, it would not reject our offer out of hand. Now that the Board has made its announcement regarding strategic alternatives, upon satisfying the requirements set forth by the Indiana Securities Commissioner, we intend to press forward with our offer, which we continue to believe offers an excellent way to actually enhance shareholder value."

On September 18, 2000, American Union Insurance Company revised the cash tender offer which it commenced on August 31, 2000, to an offer for 50.1% of the outstanding common stock of Meridian Insurance Group, Inc., for $25 per share.

American Union Insurance Company is a Bloomington, Illinois based property and casualty insurance company originally chartered in 1916 by L.F. Shepard as Union Automobile Insurance Association. The present name was adopted in 1998. Today 50% of American Union's common stock is owned by Gregory M. Shepard and 50% by Tracy M. Shepard, who are brothers. Meridian Insurance Group Acquisition Corporation is a wholly owned subsidiary of American Union Insurance Company.